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EXHIBIT 99.6

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS

        We hereby consent to the use of our name in the Annual Report on Form 40-F (the "Annual Report") of Enerplus Corporation (the "Registrant"). We hereby further consent to the inclusion in the Annual Report of the Registrant's Annual Information Form dated February 21, 2014 for the year ended December 31, 2013 which document makes reference to our firm and our reports dated January 27, 2014 and January 28, 2014, evaluating the Registrant's oil, natural gas, natural gas liquids, and shale gas interests effective December 31, 2013.

Dallas, Texas February 21, 2014	NETHERLAND, SEWELL & ASSOCIATES, INC.
/s/ G. LANCE BINDER G. Lance Binder Executive Vice President

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  EXHIBIT 99.6